SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 24, 2008, announcing that STMicroelectronics has extended the subsequent offering period for Genesis Microchip.

PR No. C2562C

STMicroelectronics Extends Subsequent Offering Period

For Genesis Microchip

Geneva, Switzerland, January 24, 2008 – STMicroelectronics (NYSE:STM) today announced that, as of 5:00 p.m. New York City time on January 23, 2008, the Company had received tenders of approximately 1.7 million shares of Genesis Microchip Inc. (NASDAQ: GNSS) during STMicroelectronics’ previously announced subsequent offering period for Genesis. Together with shares tendered during the initial offer period, STMicroelectronics, through its wholly owned subsidiary, Sophia Acquisition Corp., has now accepted for payment approximately 34.0 million Genesis shares, representing approximately 88.8% of the outstanding Genesis shares.

STMicroelectronics also announced today that it is extending the subsequent offering period for one day until 5:00 p.m., New York City time, on Thursday, January 24, 2008. During the subsequent offering period (as so extended), Sophia Acquisition Corp. will accept for payment and promptly pay for Genesis shares as they are tendered. Shares tendered during the subsequent offering period (as so extended) may not be withdrawn. If STMicroelectronics acquires at least 90% of the outstanding Genesis shares as a result of valid tenders during the subsequent offering period (as so extended) or otherwise, STMicroelectronics expects to merge its wholly owned subsidiary, Sophia Acquisition Corp., with and into Genesis promptly thereafter.

IMPORTANT INFORMATION

Genesis stockholders are urged to read the Tender Offer Statement on Schedule TO and each amendment thereto (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that have been filed with the SEC by ST and Purchaser carefully and in their entirety because they contain important information, including the various terms of, and conditions to, the tender offer. Genesis stockholders are also urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and each amendment thereto relating to the tender offer that have been filed with the SEC by Genesis carefully and in their entirety. Genesis stockholders may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by ST, Purchaser and Genesis for free from the SEC’s website at www.sec.gov or from the Information Agent.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Genesis shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase filed with the SEC.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10.0 billion. Further information on ST can be found at www.st.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:  January 24, 2008
By:  /s/ CARLO FERRO

Name:  Carlo Ferro
Title:    Executive Vice President and
             Chief Financial Officer